UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change in Independent Registered Public Accounting Firm

Termination of the Company’s Independent Registered Public Accounting Firm

On June 3, 2026 (the “Dismissal Date”), the Audit Committee (the “Audit Committee”) of the Board of Directors of ReTo Eco-Solutions, Inc. (the “Company”) approved the dismissal of YCM CPA INC. (“YCM”) as the Company’s independent registered public accounting firm, effective immediately.

During the fiscal years ended December 31, 2025 and 2024, and during the subsequent interim period through the Dismissal Date, the reports of YCM on the Company’s financial statements did not contain any adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and during the subsequent interim period through the Dismissal Date, (i) there were no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and YCM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of YCM, would have caused it to make reference to the subject matter of such disagreement in connection with its audit reports on the Company’s financial statements, and (ii) there were no “reportable events” (as described in Item 16F(a)(1)(v) of Form 20-F).

The Company provided YCM with a copy of the disclosures in this report and requested that YCM furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, or if not, stating the respects in which it does not agree. A copy of such letter is filed as Exhibit 16.1 to this report.

Appointment of New Independent Registered Public Accounting Firm

On June 3, 2026 (the “Engagement Date”), the Audit Committee approved the engagement of Assentsure PAC (“Assentsure”) as the Company’s new independent registered public accounting firm, effective immediately.

During the two years ended December 31, 2025 and 2024, and during the subsequent interim period through the Engagement Date, the Company did not consult with Assentsure regarding: (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written or oral advice was provided by Assentsure that was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or any “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

INCORPORATION BY REFERENCE

This Form 6-K and the exhibit thereto shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3 (File No. 333-282314), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, (iii) the registration statement on Form S-8 (File No. 333-280119), and (iv) the registration statement on Form S-8 (File No. 333-293215) of the Company and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from YCM CPA INC. addressed to the U.S. Securities and Exchange Commission dated June 4, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2026

RETO ECO-SOLUTIONS, INC.

By:	/s/ Johnny Tiong Sie Wei
	Name:	Johnny Tiong Sie Wei
	Title:	Chief Executive Officer

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